March 17, 2023

United States Securities and Exchange Commission

Attn: Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, DC 20549-7010

VIA EDGAR

Re:	Engine Gaming and Media, Inc.
Form 20-F for Fiscal Year Ended August 31, 2022
Comment Letter Dated March 3, 2023
File No. 001-39389

Engine Gaming and Media Inc. (the “Company”) confirms receipt of the comment letter by the staff of the United States Securities and Exchange Commission, dated March 3, 2023 (the “Comment Letter”), in respect of the above noted filing. The Company is engaged with its independent auditor regarding the delivery of revised audit reports to reflect the Staff’s comment. The Company will file an amended Form 20-F containing such revised audit reports once they are available.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (404) 545-1547 or Richard Raymer, our outside legal counsel at (416) 367-7388.

Yours truly,

Engine Gaming and Media, Inc.

/s/ Louis Schwartz

Chief Executive Officer